                                                                     EXHIBIT 2.2


                               CLOSING AGREEMENT


     Reference is made to the Asset Purchase Agreement dated as of January 5, 1999 by and between MindSpring Enterprises, Inc., a Delaware corporation ("MindSpring"), and NETCOM On-Line Communication Services, Inc. ("NETCOM"), a Delaware corporation (the "Purchase Agreement"). Capitalized terms used herein that have been defined in the Purchase Agreement shall have the same meanings as in the Purchase Agreement.

     In consideration of the mutual promises set forth in this Closing Agreement and in the Purchase Agreement, the parties agree as follows with respect to the following matters:

     1. NETCOM and MindSpring agree to prorate and allocate, for periods before and after the Closing, all property taxes, special taxes and assessments attributable to the calendar year in which the Closing occurs and amounts payable under equipment leases, outsourcing contracts and other contracts to be transferred and assumed by MindSpring as of the Closing. Thus, in furtherance thereof, for purposes of prorating and allocating, as between NETCOM and MindSpring, all property taxes, ad valorem taxes and special taxes or assessments attributable to the Assets for periods prior to and after the Closing that are identified on SCHEDULE A, and other amounts identified on SCHEDULE A that are payable in connection with obligations to be assumed by MindSpring as of the Closing (together, the "Expenses") MindSpring will remit to NETCOM in cash the amount of the net Expenses as set forth on the attached SCHEDULE A within ten days after the Closing. If the amounts actually paid with respect to the amounts identified as estimates on SCHEDULE A differ from the amounts of such estimates, MindSpring or NETCOM, as the case may be, as appropriate, will promptly pay the difference to the other.

     2. For purposes of allocating the monthly subscriber payments actually received by NETCOM during the month of February 1999 on account of dial-up, dedicated and Web-hosting services billed by NETCOM in February 1999 prior to the Closing and to be provided to Subscribers by NETCOM during February 1999 prior to the Closing and by MindSpring during February 1999 after the Closing, other than amounts received from Subscribers for prepaid services (the "Subscriber Payments"), NETCOM will remit to MindSpring in cash the amount of the Subscriber Payments set forth on SCHEDULE A within ten days after the Closing. Such amount will be determined in accordance with the methodology described in SCHEDULE B and shall represent that portion of the Subscriber Payments that is applicable to the period in February following the Closing Date as determined on a ratable daily basis, but shall not include any amounts paid to or previously received by NETCOM pursuant to any prepaid contracts. NETCOM represents and warrants to MindSpring that the amount set forth on SCHEDULE A as the total Subscriber Payments received during the month of February 1999 was calculated based on the methodology set forth in SCHEDULE B and is a reasonable estimate of the Subscriber Payments collected by NETCOM as of February 15. Within 10 days after the Closing, NETCOM will confirm to MindSpring, based on the methodology set forth in SCHEDULE B, the amount of Subscriber Payments received prior to the Closing. If the amount of such confirmed Subscriber Payments differs from the total amount of Subscriber Payments set forth on SCHEDULE A, the amount payable by NETCOM to MindSpring will be adjusted appropriately. The amount payable by NETCOM to MindSpring under this paragraph 2 shall be reduced by the amount of the Severance Estimate as set forth in paragraph 6.

     3. Attached hereto as SCHEDULE C are the final schedules to the Purchase Agreement as contemplated by Section 2.1(c) of the Purchase Agreement. These schedules include the master list of all NETCOM contracts previously provided to MindSpring and the list of contracts the status of which is to be determined after the Closing, the final schedule of intellectual property, the final master employee list (the "Employee Schedule") and the final schedule of the inventory of tangible personal property.

     4. SCHEDULE D sets forth two lists of contracts. The contracts identified in the "Accept" column of the attached SCHEDULE D as "No" are the contracts described on Schedule 1.1(iii) to the Purchase Agreement that are (i) contracts involving bounty payments of $50 or more per Subscriber, (ii) contracts involving the payment of monthly recurring revenue, or (iii) contracts involving annual payments, in cash or in kind, in excess of One Hundred Thousand Dollars ($100,000) per annum, that Buyer elects pursuant to the Purchase Agreement to exclude from the definition of "Assets." The contracts identified in the "Accept" column of the attached Schedule D as "TBD" or otherwise designated in Schedule D as "to be determined" are contracts the status of which are not yet agreed by MindSpring and NETCOM. MindSpring and NETCOM will cooperate on a reasonable basis after the Closing to determine, such determination to be made within 30 days after the Closing, whether such "to be determined" contracts are to be included in the definition of Assets under the Asset Purchase Agreement and transferred to MindSpring as of the Closing.

     5. Attached hereto as SCHEDULE E pursuant to Section 2.4(b)(ii) of the Purchase Agreement is a list of executive officers of NETCOM that will not be employed by MindSpring after the Closing.

     6. NETCOM agrees to pay in connection with the Closing, accrued and previously unpaid bonuses and vacation pay (including a one-day floating holiday for non-California employees, in the approximate amount of $31,625 plus applicable payroll taxes) to the NETCOM employees listed on the Employee Schedule as employees to be laid off (the "Laid Off Employees") or employed by MindSpring, provided that MindSpring will reimburse NETCOM, in cash within 10 days after the Closing, all amounts attributable to the one-day floating holiday for non-California employees included as part of such employees. As an accommodation to MindSpring, in lieu of MindSpring offering employment in accordance with Section 2.4(b)(i) of the Purchase Agreement, NETCOM, at MindSpring's expense, will terminate the employment of the Laid Off Employees and pay to or on behalf of such Persons wages and salaries for the period after the Closing and severance pay (including, without duplication, payroll taxes required to be withheld and/or paid on behalf of the employee and the employer and other required amounts with respect to such wages and salaries). After the Closing, NETCOM will have no obligation to or with respect to the Laid Off Employees (including with respect to or furtherance of such termination) except as required in writing by MindSpring and at MindSpring's sole expense. If the total amount payable by NETCOM to MindSpring pursuant to paragraph 2 (as such amount is determined without regard to the last sentence of such paragraph 2) is less than One Million Six Hundred Seventy-Four Thousand Dollars ($1,674,000) (the "Severance Estimate"), MindSpring will pay to NETCOM in cash within 10 days of the Closing the amount of the difference. If the amount actually payable by NETCOM to the Laid Off Employees pursuant to this Section 6 differs from the Severance Estimate, NETCOM or MindSpring, as the case may be, as appropriate, promptly will pay to the other in cash an amount equal to such difference. MindSpring will indemnify, defend and hold harmless NETCOM from and against any Adverse Consequences NETCOM may suffer, including those arising under the WARN Act, arising out of or resulting from the termination of the employment of the Laid Off Employees regardless of whether such Adverse Consequences are suffered during or after the Survival Period. As a further accommodation to MindSpring, NETCOM agrees that for a reasonable period after the Closing as agreed by the parties it will maintain on its payroll the employees that are employed under H-1 Visas as of the Closing that are listed on SCHEDULE F (the "Visa Employees"). MindSpring agrees to promptly reimburse NETCOM for all salary and benefits (including payroll taxes) and reasonable out-of-pocket costs incurred by NETCOM following the Closing with respect to the Visa Employees. Upon the payment by NETCOM of the vacation pay and bonuses as required under this paragraph 6, NETCOM shall have no obligation to pay to MindSpring the Five Hundred Thousand Dollar ($500,000) payment for vacation pay under Section 2.4(b)(iii) of the Purchase Agreement or to make any other reimbursement or payment to MindSpring under Section 2.4(b)(iii) on account of any vacation pay or bonuses, including the One Million Two Hundred Thousand Dollar ($1,200,000) reimbursement for bonuses.

     7. MindSpring agrees that it will compensate NETCOM under the Network Services Agreement to be entered into by the Parties as of the Closing in accordance with the terms thereof for the period in February 1999 following the Closing, and thus MindSpring will pay to NETCOM the fees payable under Section 3 of the Network Services Agreement in an amount equal to 12/28ths of the fees that would have been payable under such Section 3 if the Closing had occurred at 12:01 a.m. Pacific Standard Time on February 1, 1999 and the Network
Services Agreement had come into effect as of such time.

     8. This Closing Agreement shall constitute an amendment to the Purchase Agreement to the extent of the foregoing matters addressed herein. The Purchase Agreement as so amended by this Closing Agreement shall remain in full force and effect.

     9. This Closing Agreement may be executed in couterparts. Each of such counterparts shall be deemed to be an original, but all of such counterparts together shall constitute one and the same agreement. This Closing Agreement may be delivered by facsimile.

     10. MindSpring will cooperate with NETCOM on a reasonable basis to minimize NETCOM's liability to third parties with respect to the contracts described on SCHEDULE D that are not included within the definition of "Assets." In furtherance thereof, in addition to other actions that may be reasonably requested by NETCOM, upon the receipt by MindSpring from NETCOM of applicable registration codes and the names of the applicable third party contracts, MindSpring will turn off or disconnect such registration codes. MindSpring will assist NETCOM on a reasonable basis in identifying the applicable registration codes for such contracts.

     11. The Assets will not include, and MindSpring will obtain no benefit or assume any liability thereunder, for the following contracts: (i) Systems Union Maintenance; (2) ASAP: Support for Lotus Notes; and (3) Qualcomm Eudora License (in retail boxes). These contracts will constitute part of the Retained Assets.

     12. MindSpring and NETCOM acknowledge that as of the date of this Closing Agreement, consent from the landlord to the assignment of NETCOM's office lease (the "Lease") with Horizon Center LLC (the "Consent") has not been received. Pursuant to Section 2.1(d) of the Asset Purchase Agreement, until such time as the Consent is received NETCOM shall make the benefits of the Lease available to MindSpring, and MindSpring shall perform all obligations of the tenant under the Lease (but not including any obligations arising as a result of the failure to obtain the Consent). All costs incurred by NETCOM in performing its obligations under this Section 12 shall be borne by NETCOM to the extent that those costs exceed the costs which would have been incurred by tenant under the Lease had the Consent been received. As of and from the Closing and until the time the Consent is received, MindSpring will reimburse NETCOM for the costs it incurs in connection with the Lease to the extent that such costs do not exceed the costs which would have been incurred by tenant under the Lease had the Consent been received. NETCOM's obligations under this
Section 12 shall not be deemed to limit NETCOM's other obligations with respect to the Consent under Section 2.1(d) of the Asset Purchase Agreement.


                            [Signature Page Follows]

     We acknowledge our agreement to the above by signing where indicated below.


                         MINDSPRING ENTERPRISES, INC.


                         /s/ SAMUEL R. DeSIMONE, JR.
                         ------------------------------------------------------
February 17, 1999        By: Samuel R. DeSimone, Jr.
                         Title: Executive Vice President and General Counsel


                         NETCOM ON-LINE COMMUNICATION SERVICES,
                         INC.


                         /s/ H. DON TEAGUE
                         ------------------------------------------------------
February 17, 1999        By: H. Don Teague
                         Title: Executive Vice President